Exhibit 12

Statements re: computation of ratios

(Dollars in Thousands, Except Ratios)

	For the year ended December 31,
	2014	2013		2012		2011	2010
Net (loss) income from continuing operations (1)	$(5,902)	$1,527		$3,761		$5,714	$4,928
Add: fixed charges and preferred and senior common distributions	33,592	31,506		26,962		21,247	21,191
Less: preferred and senior common distributions	(4,636)	(4,394)		(4,206)		(4,156)	(4,114)

Earnings	$23,054	$28,639		$26,517		$22,805	$22,005
Fixed charges and preferred and senior common distributions:
Interest expense (2)	27,284	25,314		21,239		16,158	16,031
Amortization of deferred financing fees	1,656	1,780		1,502		918	1,031
Estimated interest component of rent	16	18		15		15	15
Preferred and senior common distributions	4,636	4,394		4,206		4,156	4,114

Total fixed charges and preferred and senior common distributions	$33,592	$31,506		$26,962		$21,247	$21,191

Ratio of earnings to combined fixed charges and preferred distributions	N/A (3)	N/A	(4)	N/A	(5)	1.1	1.0

(1)	We recognized a $14.2 million impairment loss and a $5.3 million gain on debt extinguishment as a result of our Roseville, MN deed in lieu transaction during the year ended December 31, 2014.
(2)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.
(3)	For the year ended December 31, 2014, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $10,538.
(4)	For the year ended December 31, 2013, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $2,867.
(5)	For the year ended December 31, 2012, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $445.

N/A: Not Applicable

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.